UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


03025879

For the fiscal year ended December 31, 2002

Commission File No. 1-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Luzenac America, Inc. Investment Savings Plan
Luzenac America, Inc.
9000 East Nichols Avenue, Suite 200
Englewood, Colorado 80112

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
6 St. James's Square
London, SW1Y 4LD
United Kingdom

Financial Statements and Exhibit

(A) Financial Statements:
Luzenac America, Inc. Investment Savings Plan
Report of Independent Accountants
Financial Statements prepared in accordance with the financial reporting requirements of ERISA
Notes to Financial Statements
Supplemental Schedule to Financial Statements

(B) Exhibit:
Consent of PricewaterhouseCoopers LLP

Luzenac America, Inc.
Investment Savings Plan

Report on Audit of Financial Statements and Supplemental Schedule as of December 31, 2002 and 2001 and for the year ended December 31, 2002

Luzenac America, Inc. Investment Savings Plan
Index to Financial Statements and Supplemental Schedule

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.



PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
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Report of Independent Accountants

To the Participants and Administrator of
the Luzenac America, Inc. Investment Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Luzenac America, Inc. Investment Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 2, 2003

Luzenac America, Inc. Investment Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value	$ 17,072,680	$ 19,839,538
Total investments	17,072,680	19,839,538
Receivables:		
Participants' contributions	30,375	25,608
Employer's contributions	7,560	5,184
Total receivables	37,935	30,792
Net assets available for benefits	$ 17,110,615	$ 19,870,330

The accompanying notes are an integral part of these financial statements.

Luzenac America, Inc. Investment Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2002

Additions	
Investment income:	
Dividends and interest	$ 304,671
Contributions:	
Participants	1,370,455
Employer	458,157
Rollovers	9,087
	1,837,699
Total additions	2,142,370
Deductions	
Net change in depreciation in the fair value of investments	3,285,587
Benefits paid to participants	1,616,498
Total deductions	4,902,085
Net decrease	(2,759,715)
Net assets available for benefits:	
Beginning of year	19,870,330
End of year	$ 17,110,615

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following brief description of the Luzenac America, Inc. Investment Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering salaried employees, nonrepresented hourly employees and union employees of Luzenac America, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee and Administrator of the Plan
The Plan's trustee is Putnam Investments (the "Trustee"), who holds all assets in accordance with the provisions of the Plan. The Administrator of the Plan is the Company.

Eligibility
Each employee who works at least 20 hours per week becomes eligible to participate in the Plan on his/her employment commencement date.

Contributions and Vesting
All monies received by the Administrator of the Plan are invested at the direction of the participants in accordance with the terms of the Plan. Current participant contributions (from 1% to 16% of base pay) are invested in the various funds maintained by the Trustee.

Company contributions are invested in various funds in proportion to the participant's elected investment percentage for each account. Non-union employees' contributions are matched in the amount equal to 60% of the participant's before-tax contribution and/or after-tax contribution up to 6% of their base pay. Union employees' contributions have historically been matched in an amount equal to 25% of the participants' before-tax contribution and/or after-tax contribution up to 6% of their base pay. Beginning August 1, 2001, the Company match percentage for contributions from union employees at the Three Forks Mill increased from 25% to 30%. Beginning August 1, 2002, the Company match percentage for contributions from union employees at Three Forks Mill increased from 30% to 40%.

Contributions from each participant are credited directly to his or her account in each fund. Participants shall, at all times, be 100% vested in their own before-tax and after-tax contributions. All other participants will be vested in and have a nonforfeitable right to their Company matching contributions in accordance with the following schedule:

Completed Years of Service	Nonforfeitable Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of the net appreciation/depreciation in fair value of investments and is charged with the participant's withdrawals and distributions. Investment appreciation/depreciation is allocated individually by fund in the proportion that the balance of each participant's account bears to the total balance of all participants in the respective fund. Each participant's proportionate share of earnings is then credited to his or her account in each fund. Participants may elect to transfer the balance in their account to any other fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Forfeited Accounts
If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions if the participant elects to receive distribution of his/her account balance within five years of terminating. A participant who does not receive his/her account balance from the Plan upon termination and is subsequently rehired by the Company within five years will have the unvested Company contribution restored. Forfeited, nonvested amounts are used to reduce future Company contributions. Forfeitures from the Plan for the year ended December 31, 2002 were $5,753.

Participant Loans
Participants may borrow against their account balances. The amount of the loan may not exceed the lesser of $50,000, subject to reduction for other outstanding loans, or 50% of the participant's vested account balance. All loans are collateralized by 50% of the participant's account balance. Principal and interest payments are reinvested in the participant's investment funds in accordance with the participant's investment election in effect at the time the payments are made. Loans to participants totaled $756,989 and $768,471 at December 31, 2002 and 2001, respectively.

Payment of Benefits
A participant who either ceases participation in the Plan or leaves the Company receives the value of the vested portion of his/her account in the form of a single lump-sum distribution. Participants who have investments in the Rio Tinto plc Stock Fund may elect to receive distributions from this fund in whole shares with the value of any fractional share and uninvested cash paid in cash.

Benefits may commence upon the attainment of normal retirement age or earlier upon written election from the participant. Benefits are paid in the form of a single cash payment upon death or retirement. Withdrawals are permitted for financial hardship in order to pay deductible medical expenses, purchase of a principal residence, prevent eviction from or foreclosure on a principal residence, or tuition expenses and related educational fees for the next 12 months for the participant or certain dependents. Also, not more than twice during a Plan year, a participant may withdraw all or a portion of his/her after-tax or rollover account, and not more than once during a Plan year, a participant may withdraw his/her vested Company matching account in accordance with Plan provisions.

Expenses of the Plan
All expenses that arise in connection with the administration of the Plan shall be paid by the Plan to the extent not paid by the Company. Administrative expenses of $650 are included within the Benefits paid to participants line item on the Statement of Changes in Net Assets Available for Benefits. Generally, the Company absorbs the salaries of Company personnel who oversee the administration of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting, in conformity with generally accepted accounting principles in the United States of America. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value based on quoted market prices in an active market. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net change in appreciation or depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.

Contributions
Contributions from participants are accrued as of the date they are withheld from the participant's wages. Such contributions are deposited directly in the appropriate fund as soon as practical after the end of each payroll period. The Company's contributions are accrued on the basis of the participant's contributions in accordance with the Plan.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Fund Balances

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

	2002		2001	
	Shares	**Fair Value**	**Shares**	**Fair Value**
Putnam Voyager Fund	329,477	$ 4,299,670	365,541	$ 6,495,667
Putnam Money Market Fund	2,231,151	2,231,151	2,388,552	2,388,552
Putnam Fund For Growth and Income	150,484	2,130,858	171,523	3,046,254
Putnam International Growth Fund	79,208	1,308,517	90,740	1,810,266
Putnam Intermediate US Government Fund	200,073	1,040,378	--	--
Putnam Investors Fund	--	--	99,069	1,155,150
Putnam S&P 500 Index Fund	43,151	933,778	36,019	1,003,124

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, or partial termination of the Plan, the rights of affected employees to their accounts under the Plan as of the date of the termination or discontinuance shall be nonforfeitable. The total amount in each employee's account shall be distributed to them, as the Company directs for their benefit, or continued in trust for their benefit.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Inactive Accounts

As of December 31, 2002 and 2001, $2,402,055 and $3,070,219, respectively, of total assets invested in funds are attributable to inactive accounts (i.e., accounts of terminated participants who have not withdrawn their balances from the Plan).

7. Party-in Interest Transactions

Certain Plan investments are shares of Rio Tinto plc common stock; therefore, these transactions qualify as party-in-interest.

8. Subsequent Events

Effective January 1, 2003, the Plan was merged into the Rio Tinto America, Inc. Savings Plan ("Rio Tinto Plan"), which is sponsored by Rio Tinto America, Inc. The plans sponsored by U.S. Borax Inc. ("U.S. Borax") and Kennecott Corporation ("Kennecott") for their salaried employees and non-represented employees were also merged into the Rio Tinto Plan. The Rio Tinto Plan was designed to continue the benefit structure for each participant in the Plan after the merger. The Trustee of the Plan will continue as Trustee of the Rio Tinto Plan. The company is a wholly owned subsidiary of Rio Tinto America, Inc.

SUPPLEMENTAL SCHEDULE

Luzenac America, Inc. Investment Savings Plan
Schedule of Assets Held For Investment Purposes at End of Year

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost*	Current Value
Putnam Voyager Fund	Mutual Fund – Stocks	$ 6,894,107	$ 4,299,670
Putnam Fund for Growth and Income	Mutual Fund – Stocks	2,877,576	2,130,858
Putnam Money Market Fund	Money Market Fund	2,231,151	2,231,151
Putnam International Growth Fund	Mutual Fund – Stocks	1,624,565	1,308,517
Putnam S&P 500 Index Fund	Common/Collective Trust	1,185,439	933,777
Putnam Investors Fund	Mutual Fund – Stocks	1,085,695	682,907
Putnam Intermediate U.S. Government Income Fund	Mutual Fund - Government Securities	1,002,405	1,040,378
Putnam Asset Allocation: Balanced Portfolio	Mutual Fund - Stocks and Bonds	811,801	610,782
Putnam Income Fund	Mutual Fund – Bonds	791,474	801,654
Dodge & Cox Stock Fund	Mutual Fund-Stocks	590,819	535,900
UAM ICM Small Company Portfolio	Mutual Fund-Stocks	385,893	351,568
Rio Tinto plc Stock Fund**	Common Stock	372,743	473,846
Putnam Asset Allocation: Conservative Portfolio	Mutual Fund - Stocks and Bonds	347,611	287,834
Putnam Asset Allocation: Growth Portfolio	Mutual Fund - Stocks, Bonds and Money Market	333,874	231,414
Dreyfus Mid Cap Value Fund	Mutual Fund-Stocks	256,530	195,507
Managers Special Equity Fund	Mutual Fund- Stocks	169,222	142,028
Morgan Stanley Dean Witter Institutional	Mutual Fund-Stocks	62,954	57,900
Loan Fund	Participant Loans (interest rates vary from 5.25% to 10.5%)	--	756,989
		$ 21,023,859	$ 17,072,680

* Determined using original historical cost
**Party-in Interest (Note 7)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-8270) of Rio Tinto plc of our report dated June 2, 2003 relating to the financial statements of Luzenac America, Inc. Investment Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, CO
June 23, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors for Luzenac America, Inc. have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Board of Directors, Luzenac America, Inc.

Date: 6/24/03

By: [signature]
Roger L. Smith
VP-Finance, Luzenac America, Inc.